January 3, 1997

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549

	Re:	Home Health Corporation of America

Gentlemen:

On November 1, 1996, Home Health Corporation of America, Inc. (the "Company") filed with the Securities and Exchange Commission ("SEC") a Registration on Form S-1 (File #333-15403) for the sale of a maximum 4,167,025 shares of its Common Stock. The Company has determined that the current market price for the Company's Common Stock does not adequately reflect the value of the Company's Common Stock and that the sale of the Company's Common Stock at this time would not be in the best interests of the Company or its shareholders. Accordingly, pursuant to Rule 477 of Regulation C of the SEC's rules and regulations, the Company hereby applies for a withdrawl of the Registration Statement filed November 1, 1996.

Very truly yours,


/s/ Bruce J Feldman
Bruce J. Feldman
President and Chief Executive Officer

cc:	Dean Witter Reynolds Inc.
	Volpe, Welty & Company
	Wheat First Butcher Singer